                                                                    EXHIBIT 99.7

                                    ADDENDUM
                                       TO
                            STOCK ISSUANCE AGREEMENT



          The following provisions are hereby incorporated into, and are hereby made a part of, that certain Stock Issuance Agreement dated (the "Issuance Agreement") by and between Inet Technologies, Inc. (the "Corporation") and ("Participant") evidencing the stock issuance on such date to Participant under the terms of the Corporation's 1998 Stock Option/Stock Issuance Plan, and such provisions shall be effective immediately. All capitalized terms in this Addendum, to the extent not otherwise defined herein, shall have the meanings assigned to such terms in the Issuance Agreement.

                             INVOLUNTARY TERMINATION
                           FOLLOWING CHANGE IN CONTROL

          1. To the extent the Repurchase Right is assigned to the successor entity (or parent company) or otherwise continues in full force and effect in connection with a Change in Control, no accelerated vesting of the Purchased Shares shall occur upon such Change in Control, and the Repurchase Right shall continue to remain in effect in accordance with the provisions of the Issuance Agreement. The Participant shall, over Participant's period of Service following the Change in Control, continue to vest in the Purchased Shares in one or more installments in accordance with the provisions of the Issuance Agreement.

          2. Immediately upon an Involuntary Termination of Participant's Service within eighteen (18) months following the Change in Control, the Repurchase Right shall terminate automatically and all the Purchased Shares shall vest in full.

          3. For purposes of this Addendum, the following definitions shall be in effect:

                    An INVOLUNTARY TERMINATION shall mean the termination of Participant's Service by reason of:

                         (i)       Participant's involuntary dismissal or
discharge by the Corporation for reasons other than Misconduct, or

                         (ii)      Participant's voluntary resignation following
(A) a change in Participant's position with the Corporation (or Parent or Subsidiary employing Participant) which materially reduces Participant's level of responsibility, (B) a reduction in Participant's level of compensation (including base salary, fringe benefits and target bonus under any performance based bonus or incentive programs) by more than fifteen percent (15%) or (C) a relocation of Participant's place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected by the Corporation without Participant's consent.

          MISCONDUCT shall mean the commission of any act of fraud, embezzlement or dishonesty by the Participant, any unauthorized use or disclosure by the Participant of confidential information or trade secrets of the Corporation (or any Parent or Subsidiary), or any intentional wrongdoing by Participant, whether by omission or commission, which adversely affects the business or affairs of the Corporation (or any Parent or Subsidiary) in a material manner. The foregoing definition shall not limit the grounds for the dismissal or discharge of the Participant or other person in the Service of the Corporation (or any Parent or Subsidiary).

          IN WITNESS WHEREOF, Inet Technologies, Inc. has caused this Addendum to be executed by its duly-authorized officer as of the Effective Date specified below.

                                         INET TECHNOLOGIES, INC.



                                         By:
                                            ------------------------------------
                                         Title:
                                               ---------------------------------

EFFECTIVE DATE:______________ , 199_